UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the
Securities Exchange Act of 1934

(Amendment No. 2)

TOTAL LOGISTICS, INC.
(Name of Subject Company)

TOTAL LOGISTICS, INC.
(Names of Person(s) Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

89151W109
(CUSIP Number of Class of Securities)

William T. Donovan
President and Chief Executive Officer
Total Logistics, Inc.
700 N. Water Street, Suite 1200
Milwaukee, Wisconsin 53202
(414) 291-9000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Benjamin F. Garmer, III
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5367
(414) 271-2400

|_|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on January 7, 2005, as amended and supplemented by Amendment No. 1 filed on January 25, 2005 (the “Schedule 14D-9”) by Total Logistics, Inc., a Wisconsin corporation (the “Company”), relating to the cash tender offer by Titan Acquisition Corp., a Wisconsin corporation (“Offeror”) and a direct wholly owned subsidiary of SUPERVALU INC., a Delaware corporation (“Parent”), to purchase all outstanding Shares at a price of $28.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Offeror’s Offer to Purchase, dated January 7, 2005 (as amended or supplemented), and in the related Letter of Transmittal. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.    Additional Information.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the information set forth under the caption “Regulatory Approvals”:

        The waiting period under the HSR Act and the regulations promulgated thereunder applicable to the purchase of the Shares pursuant to the Offer expired at 11:59 p.m., New York City time, on January 25, 2005.

Item 9.    Exhibits.

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by filing the following exhibit:

Exhibit
Number	Description
(a)(6)	Press Release issued by Total Logistics, Inc. on January 26, 2005.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: January 26, 2005.

TOTAL LOGISTICS, INC.
By: /s/ William T. Donovan
William T. Donovan
President and Chief Executive Officer

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